X-Cal Resources Ltd.

February 26, 2004

News Release

X-CAL TO DRILL MILL CREEK GOLD PROPERTY IN CORTEZ AREA, NEVADA

X-Cal Resources Ltd. has filed a Notice of Intent to drill test the Company's 100% owned Mill Creek Property, located in Lander County, Nevada.

X-Cal's Mill Creek Property is located over a lower plate window known as the "Goat Window" within an area of the Battle Mountain Trend known as the Cortez Joint Venture ("CJV") area, which hosts Placer Dome's Cortez Gold Mine and Pipeline Gold Mine. Placer has recently announced the discovery of a new lower plate gold deposit named "Cortez Hills" in the CJV area.

X-Cal has allocated an initial US$500,000 budget to exploration of its Mill Creek Project. Previous work to the Mill Creek Property encountered 10 feet of 0.527 opt (18.05 gpt) Au in a reverse circulation drill hole #BMC-1A from 265-275 feet, in upper plate rocks associated with felsic dikes, located on a NNW-trending structure that strikes through the centre of the 640 acre property. Part of the proposed drilling will continue to test this structural zone. The prime target for the 2004 drill program is located in the northeast portion of the property, closest to the lower plate outcrops, defined by soil geochemistry, rock geochemistry and geologic mapping. The initial permit application has requested thirteen drill sites, each of which can be utilized for several drill holes. The initial program for the Mill Creek Property will consist of 10,000 feet of drilling, with pre-authorization for additional footage, if results are encouraging. The Mill Creek drill program will begin as soon as the permit process allows. (Adjacent claims bordering Mill Creek are separately held by Placer Dome and Newmont.)

A National Instrument 43-101 compliant report on X-Cal's Mill Creek Property is being prepared by Richard R. Redfern, M.Sc, C.P.G. The contents of this release have been reviewed by Richard Redfern and Keith Blair, M.Sc., C.P.G., who are Qualified Persons as defined by NI43-101.

•••••••

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*